16004157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 1/22/16

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 14 2016
Washington, DC 20549

March 14, 2016

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (CODS)
Public
Availability: 3-14-16

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2016

Dear Ms. Ising:

This is in response to your letters dated January 22, 2016 and March 3, 2016 concerning the shareholder proposal submitted to ExxonMobil by Arjuna Capital on behalf of Eric McCallum. We also have received a letter on the proponent's behalf dated February 23, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
natasha@arjuna-capital.com

March 14, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2016

The proposal provides that the company commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that ExxonMobil's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that ExxonMobil has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(13). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

We note your reference to rule 14a-8(l). Under that rule, a company is not required to disclose a shareholder proponent's name and address in its proxy statement. Accordingly, ExxonMobil would not be required to include the shareholder proponent's name or contact information in its proxy statement under rule 14a-8(l). Rather, ExxonMobil can indicate that it will provide the proponent's name and contact information to shareholders promptly upon receiving an oral or written request.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

2100 McKinney Avenue
Dallas, TX 75201-6912
Tel 214.698.3100
www.gibsondunn.com

March 3, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Supplemental Letter Regarding Shareholder Proposal of Arjuna Capital/Baldwin Brothers, Inc. on behalf of Eric McCallum
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 22, 2016, we submitted a letter (the "No-Action Request") on behalf of our client, Exxon Mobil Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Arjuna Capital/Baldwin Brothers, Inc. ("Arjuna") on behalf of Eric McCallum (collectively with Arjuna, the "Proponent").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2016 Proxy Materials pursuant to: (1) Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New Jersey law; (2) Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; (3) Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends; and (4) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. On February 23, 2016, Arjuna submitted to the Staff a letter (the "Response Letter") on behalf of the Proponents in response to the No-Action Request. We wish to respond to certain points raised in the Response Letter.

The Response Letter indicates that the Proposal is a revised version of a proposal submitted by Arjuna last year (which was permitted to be excluded under Rule 14a-8(i)(10)), and that the changes reflected in the Proposal were intended "to avoid an interpretation similar to that in *Exxon Mobil Corp.* (March 17, 2015)." In the process of revising the Proposal, however, Arjuna failed to distinguish it from the 2015 proposal and only increased the number of bases on which the Proposal may be excluded under Rule 14a-8. We do not believe that the Response Letter refutes the precedent cited in the No-Action Request that demonstrates the excludability of the Proposal under these various bases and urge the Staff to consider the various precedent cited in the No-Action Request that were unaddressed or misapplied in the Response Letter. Moreover, as discussed below, the Proposal's excludability under Rule 14a-8 is evidenced by the Proponent's contradictory explanations of the Proposal, which vary depending on the argument being advanced in the Response Letter.

For example, when discussing Rule 14a-8(i)(10), the Response Letter claims that the Company's long-standing capital allocation strategy does not substantially implement the Proposal because, while the Company has maintained its long-standing commitment to a stable and growing dividend with a significant dividend increase in 2015, share repurchase amounts have been tapered in response to business and cash flow conditions in the oil and gas industry in recent years. This argument ignores the time horizons of the Company's existing strategy, which, as previously explained in the No-Action Request and in *Exxon Mobil Corp.* (avail. Mar. 17, 2015) (*recon. denied* Mar. 25, 2015), seeks to increase capital distributions to the Company's shareholders over the long-term by (1) investing only in projects that the Board believes will be accretive to long-term shareholder value (thus maintaining an underlying business able to support future shareholder distributions), while at the same time (2) continuing to maintain a stable and growing annual dividend, and (3) using share buybacks as a flexible mechanism to return cash in excess of operating needs to shareholders after the first two capital allocation goals have been met. It is this strategy that led to the Company's making total capital distributions since 1999 of approximately $357 billion, an amount in excess of the market capitalization of all but three S&P 500 companies. A strategy focused only on year-over-year increases would not have the flexibility to respond to dynamic and changing market conditions, and the Company believes that such a strategy would ultimately deliver less in total capital distributions to shareholders over the long term.[1]

Moreover, the Response Letter's assertion that this strategy does not substantially implement the Proposal contradicts the claims in the section discussing Rule 14a-8(i)(2). The Response Letter claims that "**[t]he Proposal leaves the Board plenty of leeway to implement it in compliance with New Jersey law, in the way it sees fit**" (bold in original) and that "**Proxy rules require sufficient leeway for management decisions as to how and when dividends will be issued**" (bold in original). It claims that the Proposal is not "asking for [the Company to] 'acquiesce to a limitless commitment to increase capital distributions'" and insists that the Proposal permits the Board to be "prudent" in how it enacts the Proposal. First, nowhere does the Proposal specifically limit the action requested to "prudent" action; rather, the Proposal asserts that the requested distributions are a prudent action, regardless of current business and cash-flow conditions facing the Company. Second, the "leeway" that the Response Letter states is

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[1] The Response Letter's reference to *The J.M. Smucker Company* (avail. May 9, 2011) in inapposite. Even if the Staff was unable to concur that a proposal requesting a report could not be excluded under Rule 14a-8(i)(10) for the reason that "future reports cannot satisfy the rule," the Company is not planning on adopting the above described capital allocation strategy; rather, the Company *has* adopted such a strategy, as it had before its receipt of the proposal at issue in *ExxonMobil Corp.* (avail. Mar. 17, 2015) (*recon. denied* Mar. 25, 2015).

incorporated in the Proposal simply reinforces the fact that the Company's long-standing capital allocation strategy substantially implements the Proposal in the manner the Company's Board has determined to be most appropriate. In this regard, the Proponent cannot have its cake and eat it too. Either the Proposal permits the Company to "prudentially" look to the Company's long term ability to increase capital distributions to shareholders, in which case the Proposal has been substantially implemented, or it requires an annual increase without any limitations, in which case the Proposal would cause the Company to violate New Jersey law as indicated in the No-Action Request.

Finally, the Response Letter's repeated measurement of the Company's capital distributions on a year-over-year basis contradicts the Response Letter's analysis of the Proposal under Rule 14a-8(i)(13). Specifically, the Response Letter asserts that "[t]he Proposal does not prescribe a mandatory formula." That statement is inconsistent with the references measuring total capital distributions in each of the last three years and indications elsewhere that the Proposal in fact seeks regular year-over-year increases in total distributions.

For these reasons and based upon the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Coordinator—Corporate, Finance and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

cc: James E. Parsons, Exxon Mobil Corporation
Natasha Lamb, Arjuna Capital/Baldwin Brothers, Inc.
Eric McCallum

February 23, 2016

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ExxonMobil Corporation's January 22, 2016 Letter Request to Exclude Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. on behalf of Eric McCallum.
Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of Eric McCallum by Arjuna Capital/Baldwin Brothers Inc., as their designated representative in this matter ("Proponent"), who is a beneficial owner of shares of common stock of ExxonMobil Corporation (the "Company" or "Exxon"), and who have submitted a shareholder proposal (the "Proposal") to Exxon, to respond to the letter dated January 22, 2016 sent to the Office of Chief Counsel by the Company ("Company Letter"), in which Exxon contends that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8(i)(2), Rule 14a-8(i)(10), Rule 14a-8(i)(13), and Rule 14a-8(i)(7).

We have reviewed the Proposal and the Company Letter, and based upon the forgoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in Exxon's 2016 proxy statement because the Proposal is neither asking nor directing the Company to violate New Jersey Law, has not been substantially implemented, does not specify a formula or amount of dividends, and relates to a significant social policy issue with a nexus to the Company.

The Proponents urge the Staff to deny the Company's no action request.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Exxon's Coordinator for Corporate, Finance and Securities Law, James Parsons via e-mail at james.e.parsons@exxonmobil.com and Elizabeth A. Ising via email at shareholderproposals@gibsondunn.com.

The Proposal

The Resolved Clause of the Proposal States:

> **RESOLVED:** Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal that ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

The Proposal, the full text of which is available in Exhibit A, requests that Exxon commit to increasing total capital distributions (defined as dividends and share buybacks) in light of stranded carbon asset risk, that is, to increase capital distributions to prevent losses from unburnable carbon. The Whereas Clause of the Proposal notes investor capital is at risk from investments that may prove economically stranded and unburnable in the face of a low carbon demand scenario where fossil fuel demand is reduced through public policy carbon restrictions or pricing and competition from renewables. The Proposal outlines economic risks arising from unburnable stranded carbon assets to oil and gas companies, who are increasingly vulnerable to a climate change induced drop in demand and price following a decade of cost escalation, including a drop in equity valuation. The Proposal notes Exxon's cost escalation, associated decline in net income, and vulnerability of the dividend, the risks from which are heightened in the face of global climate change.

Background

In March 2012, the Carbon Tracker Initiative issued a seminal report called *Unburnable Carbon,* which introduced institutional investors to the systemic risks of fossil fuel assets becoming unburnable and stranded due to a shift toward a low-carbon economy.[1] The report was the first to discuss the concept that nearly 2/3 of fossil fuel reserves must remain unburned if global warming is to be limited to 2 degrees Celsius, the limit beyond which dire climate consequences will occur.

As the issue of stranded assets gained more recognition, in September 9, 2013, a group of institutional investors representing nearly $3 trillion in assets sent a letter of concern to 45 of the world's largest oil and gas, coal, and electric utility companies asking the companies whether and how they were planning for the risks associated with a low carbon future and how these scenarios would impact capital expenditures and current assets. Five shareholder proposals were filed with companies that failed to respond meaningfully to this investor outreach.

The 2013 investor letter to Exxon explained the basis for concern:

In its *World Energy Outlook 2012,* the IEA concluded, "No more than one-third of proven reserves of fossil fuel can be consumed prior to 2050 if the world is to achieve the 2°C goal, unless carbon capture and storage (CCS) is widely deployed." Under a carbon- constrained scenario, in January 2013, investment bank HSBC assessed how a number of oil and gas companies would be affected and estimated that 40 to 60% of their market value could be lost because a portion of their proven reserves would become stranded assets and reduced demand for oil would drive down the prices for petroleum products, significantly reducing the value of their remaining proven reserves. According to Standard & Poor's, such a price decline could pressure the credit worthiness of oil and gas companies, particularly those that have large exposure to high cost unconventional oil and gas production such as oil sands. Despite the risk that a portion of current proven reserves of fossil fuels cannot be consumed if governments act on the 2°C goal, recent analysis by the Carbon Tracker Initiative and the Grantham Research Institute found that the world's 200 largest fossil fuel companies collectively spent $674 billion in 2012 on finding and developing *new* reserves. This raises concern about the possibility that returns on this capital may never be realized.

In 2014 two proposals were filed asking companies to increase capital distributions in the face of the climate change related risk of stranded assets. This proposal was excluded at ExxonMobil and went to a vote of Chevron Corporation shareholders in May 2015.

[1] http://www.carbontracker.org/wp-content/uploads/downloads/2011/07/Unburnable-Carbon-Full-rev2.pdf

Analysis

The Proposal is Not Excludable Under Rule 14a-8(i)(2)

1. **The Advisory Proposal Leaves Discretion to the Board on How and When to Implement the Proposal and Does Not Request Doing So to the Detriment of Company Solvency.**

The advisory proposal does not require a specific quantity of capital distributions, nor an open-ended or time-bound commitment to increasing capital distributions regardless of other financial considerations, including debt repayment, leverage, and solvency. Therefore nothing in the text or intent of the Proposal can reasonably be construed to require the Company to violate New Jersey law. **The Proposal leaves the Board plenty of leeway to implement it in compliance with New Jersey law, in the way it sees fit.** And nothing in the Proposal demands a commitment to restrain their discretion in a manner that requires the Company to violate New Jersey law. **The Company has read considerably past the plain language interpretation of the Proposal in making such an assertion.**

The legal opinion presented by the Company argues:

> This request is made without regard to the absolute limitations set forth under Section 14A:7-14.1 (1) o f the Act. The Board of Directors of the Corporation (the *"Board')* cannot commit to increasing the total amount authorized for capital distributions without considering these absolute limitations, which the Proposal does not acknowledge, nor does the Proposal acknowledge the potential for personal liability of the Board in connection with such action.
>
> This request in the Proposal is also made without any parameters as to when ExxonMobil should make this commitment.
>
> The Board cannot presently acquiesce to a limitless commitment to increase capital distributions, regardless of the Corporation's current state of solvency and net worth, because such distributions may cause a per se violation of New Jersey law depending on the Corporation's future circumstances.

The advisory Proposal does not seek to micro-manage the implementation of the Proposal in terms of setting absolute limits or setting parameters on timing. The Company's Board and Management have the authority to make strategic decisions and the Proposal affords them that discretion. **The Proposal leaves full discretion to the Board in terms of how to implement the Proposal and when to implement the Proposal.**

Moreover, the Proposal is not asking for "acquiesce to a limitless commitment to increase capital distributions, regardless of the Corporation's current state of solvency and net worth." In fact, the Proposal notes its preference for "a prudent use of investor capital in light of the climate change related risks of stranded carbon assets." Of note, prudent is defined as "having or showing careful good judgment."[2]

If the Company were to act on the advisory Proposal in such as way as to harm the solvency of the Company and violate New Jersey Law, that decision would fall squarely in the lap of the Board and Management, and would certainly not be considered prudent.

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[2] http://www.merriam-webster.com/dictionary/prudent

Not only does the Proposal not ask the Company to "limitlessly 'commit to increasing' its capital distributions" without any regard to the total financial viability of the business, it does not prescribe a specific formula or range for increasing the amount authorized for capital distributions, because that decision is left to the Company. In fact, **Proxy rules require sufficient leeway for management decisions as to how and when dividends will be issued.**

Further, the current Proposal is distinct from those cited by the Company, which were clearly in conflict with the companies' existing certificate of incorporation, and by-laws, respectively. Returning capital to shareholders does not conflict with any such legal contracts. In *Kimberly-Clark Corp.* (December 18, 2009) the proposal was excludable as it requested shareholders be granted the ability to act by the written consent of a simple majority of shareholders, which was prohibited in the Company's certificate of incorporation. In *Bank of America Corp.* (February 11, 2009) the Proposal clearly requested the company "amend the corporate bylaws," which was in conflict with General Corporation Law, absent a provision in the certificate of incorporation. Exxon's certificate of incorporation and the New Jersey Corporation Act certainly does not prohibit increasing capital distributions.

The Company also attempts to align the proposal with that in *Vail Resorts, Inc.* (September 16, 2011), yet that proposal **explicitly** asks the company to place distributions over debt repayment and asset acquisition. **The current Proposal does not request the Company distribute capital to the detriment of debt payments or solvency.** Therefore, the Proposal cannot be construed as requesting the Company violate New Jersey Law.

The Proposal is not asking the Company to issue a distribution that would render the Company unable to pay its debts or increase liabilities so that they exceed assets. Again, the Company has read considerably past the plain language interpretation of the Proposal in making such an assertion. The Proposal looks to support the financial viability of the Company not render it insolvent.

<u>The Proposal is Not Excludable Under Rule 14a-8(i)(10).</u>

2. **The Company has Not Substantially Implemented the Proposal.**

The Commission has stated that exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 12,598 (1976). Accordingly, the Staff has indicated that "a determination that the company has substantially implemented the proposal depends upon whether (the company's) particular policies, practices and procedures compare favorably with the guidelines of the proposal" *Texaco, Inc.* (March 28, 1991).

In order for the Company to meet its burden under the rule, it must clearly demonstrate that the Company's actions satisfy both the proposal's core concerns and its key elements. See, e.g. *The Southern Company* (March 16, 2011); *The Coca-Cola Co.* (January 19, 2004) (proposal seeking direct access to data while company only offering a public report of a third party); *3M Company* (March 2, 2005) (proposal seeking implementation on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines); *ConocoPhillips* (January 31, 2011) (company report on "Steps the Company has taken to reduce the risk of accidents" did not substantially implement a proposal that sought a report that described the Board's oversight of safety when the company only made passing reference to the Board's role in this area).

The Proposal is Fundamentally Distinct from the 2015 Proposal, as it Seeks an Increase in Total Capital Distributions, Which Have Fallen for The Last Three Years.

In 2015, Arjuna Capital/Baldwin Brothers Inc. submitted the "2015 Proposal," which asked Exxon to "commit to increasing the amount authorized for capital distributions to shareholders through dividends **or** share buybacks," which was found excludable. *ExxonMobil Corp.* (March 17, 2015). The Staff found the Proposal to be substantially implemented on the merits of the Company's dividend increases, not total capital distributions, as the language of the 2015 Proposal asked for a commitment "through dividends **or** share buybacks." [Proponent's Emphasis]

As such, the current Proposal was written to avoid that interpretation. Therefore, the current Proposal **defines** total capital distributions as "summing dividends and share buybacks." And is not "effectively identical" to the 2015 Proposal, as the Company argues. *The current Proposal is* distinct, calling for "increasing the **total** amount authorized for capital distributions **(summing dividends and share buybacks)**."

The 2015 Proposal could have been implemented by dividends or share buybacks alone and the Company argued it had grown "total annual dividend-per-share payments to shareholders...for over 32 consecutive years." The current Proposal is not satisfied by dividends alone, as it seeks an increase in total capital distributions. Of note, those distributions have fallen for the last three years.

Total capital distributions to shareholders fell -13 percent, -9 percent, respectively over 2013 and 2014, and -25 percent for the last 12 months as of September 30th, 2015. And **Q1 2016 share repurchases have been discontinued,** despite the Company touting that they maintained, albeit a reduced, program in 2015. **JP Morgan describes the Company's dividend yield as "below-average."**

The Company's "Strategy" does not Implement the Essential Objectives of the Proposal.

The Company's actions fail to address the underlying concerns and essential objectives of the Proposal. The Proposal is concerned with losses from unburnable carbon assets and cuts to total capital distributions. The essential objective is to increase total capital distributions as a prudent use of investor capital. While the Company argues that its "long-standing capital allocation strategy" implements the Proposal, it is important to note that the current strategy does not address the essential objective of increasing capital distributions in light of stranded carbon asset risk and total capital distributions have not increased for the last three years.

The current Proposal is distinct from "*Hewlett-Packard Co.* (December 11, 2007), where the Board was expected to take action to substantially implement the proposal. Such action has not been taken and is not expected to be taken by Exxon, which has in fact just done the opposite, by discontinuing the share buyback program. Also distinct, is *Johnson & Johnson* (February 17, 2006), as the proposal had already been implemented by the Company by law: "the Company and its U.S. subsidiaries are already required by law to verify the employment eligibility of each employee they have hired since November 7, 1986 under the Immigration Reform and Control Act of 1986." Further, the Company cannot effectively argue that "it has already taken actions to address each element" of the Proposal, as capital distributions have fallen over 3 years, and increasing *total* capital distributions has not been a priority.

Having a capital allocation policy alone does not implement the Proposal. The Proposal seeks, on an advisory basis, an increase in total capital distributions in light of the climate change related risks of stranded carbon assets.

The Company further argues that "the Staff previously has concurred with the exclusion of proposals that pertained to the Company's decision to distribute capital to shareholders where the company had already addressed each element requested in the proposal" citing *General Electric Co.* (Recon.) (avail. Feb. 29, 2012) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board "reexamine the company's dividend policy and consider special dividends" after the board stated that it had formally reexamined the company's dividend policy and considered special dividends).

To be clear, the Proponent's Proposal and the General Electric Co. proposal are distinct requests and the logic stated in the General Electric Co. letter does not apply to the Proponent's Proposal. The current Proposal requests a **commitment** to increase total capital distributions. The proposal in *General Electric* 2012, requested, "the Board of Directors **reexamine** the company's dividend policy and **consider** special dividends." [Proponent's emphasis] **The Proponent's Proposal is seeking more than a re-examination of dividend policy or consideration of special dividends. It is seeking a commitment to increase the amount authorized for capital distributions.** In response to the General Electric Co. proposal, the Board held a meeting and essentially implemented the Proposal by "formally reexamin[ing] the Company's dividend policy in connection with its review of the Company's capital allocation policy, and considered special dividends as a means of providing returns to shareowners," which covered the extent of the Proponent's request. In the meeting, General Electric Co. argued, the Board "formally considered...the Submission's essential objective—having the Board 're-examine' the Company's dividend policy and 'consider' special dividends." **Exxon has not fulfilled the Proposal's "essential objective" to "commit to increasing the total amount authorized for capital distributions" plain and simple.**

<u>**Past Actions Do Not Satisfy the Current Proposal.**</u>

In order for the Company to meet its burden under the rule, it must clearly demonstrate that it has substantially implement the proposal. **The Company leans on simply having a general capital allocation policy as a reason not allow shareholders to vote on this important issue.** As noted previously, the amount authorized for capital distributions has fallen for the past three years and in the current quarter.

The Company's argument that its "long-standing capital allocation strategy" substantially implements the Proposal is insufficient to meet the Company's burden on its face, as the Proposal is not calling for the issuance of a "strategy," but a commitment to increasing capital distributions, which it has not done for the last three years. The Company also leans on its ability to "grow its cash dividend over the past 32 years," an argument that can only be applied to past results and which represents only one mechanism for "increasing the amount authorized for capital distributions," ignoring share repurchases and total capital distributed to shareholders. Further, if the Company's argument is that the Proposal will be substantially implemented in the future, the Staff has been clear that future reports cannot satisfy the rule *The J.M. Smucker Company,* (May 9, 2011).

It is clear that the Company has not already acted favorably on this issue, nor have its actions satisfied our core concern and the Proposal's key element. For all of these reasons, we contend that the Company has not met its burden of demonstrating that it has substantially implemented the Proposal. Specifically, its failure to commit to increasing capital distributions over the last three years provides evidence that the Company has not acted favorably on this issue, nor have its actions satisfied our core concern and the Proposal's key element. Accordingly, we respectfully urge the Staff to reject the Company's arguments.

The Proposal is Not Excludable Under Rule 14a-8(i)(13).

3. **The Proposal was Written for Consistency with Rule 14a-8(i)(13), which Bars a Mandatory Formula in Proposals Requesting a Dividend Policy.**

Proxy rules allow shareholders to request a company alter its dividend policy in a certain direction, but shareholders cannot dictate by how much, through the use of a formula.

A permissible proposal requires sufficient leeway for management decisions as to how and when dividends will be issued. Recent decisions by the Staff indicate that requesting a directional shift in dividend policy is permissible. In the following instances, the proposals' proponent requested a directional shift that would give preference to share repurchases over dividends, which would in practice increase share repurchases and decrease dividends. In *ITT Corporation* (January 12, 2016), *Reynolds American, Inc.* (January 12, 2016), *PPG Industries, Inc.* (January 12, 2016), *Minerals Technologies Inc.* (January 13, 2016), and *Barnes Group Inc.* (January 13, 2016) the SEC denied no-action relief where proposals asked the board to issue a policy that "gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders." Unsuccessful arguments to exclude the proposals included Rule 14a-8(i)(7) and Rule 14a-8(i)(13). **Similar to the current Proposal, these proposals sought a general policy on the directionality of capital distributions and did not offer formulas to determine specific amounts of payouts.**

The Proposal does not prescribe a mandatory formula:

As this is a proposal on dividends/capital distributions, the Proponents clearly followed the letter of the law and Staff precedent, as it is essential the Proposal be written to be compliant with Rule 14a-8(i)(13). The Proposal requests:

> Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal that Exxon commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

Proxy rules do allow shareholders to request a policy to increase dividends, but they preclude inclusion of a formula for issuing dividends, and instead require sufficient leeway for management decisions as to how and when dividends will be issued. Rule 14a-8(i)(13) provides that a Proposal is excludable if it "relates to specific amounts of cash or stock dividends." This request does not specify an amount of capital distributions to be authorized on any particular year or timeline, nor a particular magnitude. The language "in light of climate change related risks" leaves plenty of latitude for how quickly and how much capital distributions would be increased, but only suggest that they should be increased generally to reflect these risks. It is very flexible in the determination of the amount and timing of such distributions. Discretion is left to Company management.

The Division of Corporate Finance (the "Division") has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(13) that involve a formula or dictate the amount of dividends based on specific metrics. *Safeway, Inc.* (March 4, 1998) (proposal for dividend of at least 30% of earnings each year, excludable); *St. Jude Medical, Inc.* (March 23, 1992) (proposal for annual cash dividend in amount not less than income received in form of dividends and interest from "investment capital or otherwise," excludable). The current Proposal does not exhibit such formulas or dictate the amount of dividends based on specific metric such as interest.

The Company refers to a number of other decisions to argue its case, but all of those proposals exhibit formulas that generated specific amounts of dividends, which is why they were found to be excludable. In *Merck & Co.* (January 30, 2014) the proposal sought to eliminate dividends for a proposed share class, making such dividends equal to zero and thus a "specific dividend amount." In *General Electric* (December 21, 2010) the proposal requested dividends and share buybacks to be equal, which is a formula that would yield a specific dividend amount. In *Vail Resorts, Inc.* (September 21, 2010) the proposal requested the company distribute 90% of its annual taxable income, which would dictate dividends of a specific amount. In *ExxonMobil Corp.* (March 17, 2009) the proposal also set a specific percentage for dividends of 50% of net income.

The Company points to *Duke Energy Corp.* (Jan. 9, 2002) where the Staff found a proposal excludable asking *Duke Energy* to "distribute earnings more equitably, to include dividend increases for shareholders by adjusting, e.g. investments for growth, or executive salary increases and awards, so that shareholders may benefit in a more fungible way (i.e. higher dividends with higher profits and/or higher executive compensation) from the company's success" to "amount to a formula that would result in a specific dividend amount." Importantly, "equitably" is defined as "dealing fairly and **equally** with all concerned" [Proponents' emphasis] and the proposal dictated the amount of dividends based on specific metrics including growth and salary.[3] The following year a proposal was submitted and not found excludable by the Staff in *Duke Energy Corp.* (January 10, 2003) that requested the company "re-examine present policies for establishing annual dividend yield," without dictating the amount of dividends based on the specific metrics of growth and salary employed the prior year. Again, the Proposal at hand does not employ a formula that would render a specific amount of dividends payable.

The Company's attempt to create a "de facto" formula is misleading:

Despite the absence of formula in the Proposal to dictate how to return capital to shareholders (as it is left to the Board's discretion), the Company attempts to take a simple concept and create a mathematical formula. The Company has read considerably past the plain language interpretation of the Proposal in order to create a straw man. Specifically, the Company attempts to create a "***de facto***" formula to define the Proposal. It then goes further to conclude that the Proposal **"requires"** that the Company establish a formula **to determine the amount of dividends it must pay. The allegation by the Company artificially inserts a formula that is not present on a plain reading of the Proposal.** Again, the Proposal requests: "on an advisory basis... Exxon commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks)." The Proposal does not propose a specific amount of dividends or "de facto" formula.

While it certainly does not employ a formula, the Proposal clearly defines the parameters of its request so that it is not misinterpreted or found to be vague and misleading. For instance, the use of the wording "total capital distributions" is to prevent a misinterpretation of the Proposal that the Proponent is requesting an increase in dividends alone or share buybacks alone—which may or may not have the impact of increasing capital distributions. While the Proponent does not prescribe which mechanism through which to distribute capital to shareholders, the thrust of the Proposal is to advise the Company to distribute more capital overall, through whatever chosen mechanism.

The proposal is so written to avoid an interpretation similar to that in *Exxon Mobil Corp.* (March 17, 2015) where the Staff found a proposal asking Exxon to commit to increasing the amount authorized for capital distributions excludable as substantially implemented, despite evidence that capital distributions to shareholders had fallen for two subsequent years, (-13 percent and -9 percent in 2013 and 2014 respectively), but where dividends alone had risen. In contrast, and so as to avoid a similar interpretation,

---

[3] http://www.merriam-webster.com/dictionary/equitable

the current Proposal **defines** total capital distributions as "summing dividends and share buybacks." This is not a formula but a simple definition. Additionally, capital distributions are defined to avoid an argument by the Company that the Proposal is vague or misleading. The Company itself, references Investopedia to define "dividends and share buybacks each" as "mechanisms serving the primary purpose of returning capital directly to stockholders."

The Proponents expect the Company to, on an advisory basis, commit "to increasing the total amount authorized for capital distributions" in the way it sees fit, in light of the stated risks.

Discretion to implement the Proposal is left to the Board. The Proponents expect the Company to, on an advisory basis, commit "to increasing the total amount authorized for capital distributions" in the way it sees fit, in light of the stated risks. The Proposal is not prescribing formulas. There is no specific formula or amount prescribed for increasing the amount authorized for capital distributions. The Proposal permissibly requests a general policy to increase capital distributions to shareholders while leaving discretion to the Company as to how and when such returns will be issued in the context of the risks the Company faces. If the Proponents were to have submitted an alternative construction and prescribed an exact formula for capital distributions, the Proposal would surely be impermissible under the proxy rule. Proponents purposely left the method of implementation of the dividend/capital distribution policy to the discretion of the Directors, in accordance with Rule 14a-8(i)(13).

The Proposal allows the Company discretion to determine how to implement its dividend/capital distribution policy consistent with the Proposal's request for the capital distribution to be issued in light of the stated risks. The Company's Board and Management have the authority to make strategic decisions and not be micro- managed by shareholders. Shareholders do not need to understand how the Board will implement a policy increasing capital distributions, what they are voting on is whether the Board should, on an advisory basis, increase capital distributions in light of the stated risks.

The Company argues that in *Exxon Mobil Corp.* (March 19, 2007) and *Exxon Mobil Corp.* (March 14, 2008) "the board retained ultimate discretion on how to implement the dividend policy." However, looking at these cases, it is apparent that the proposals, as in the present proposal, specified a general direction for Company practices regarding dividends and buybacks, but did not bind the company. The same is the case in the present proposal.

For instance, in *Exxon* (March 19, 2007) the proposal requested that the "board consider providing, in times of above-average cash flow, a more equal ratio of the amounts spent on stock repurchases relative to the amounts paid out as dividends." Similarly, in the present proposal, the Proposal only asks that the Company make commitments to increase capital returns to shareholders, but does not specify over what timeline and by what metrics this should be done.

Similarly, the 2008 Exxon proposal asked the board to "give due consideration in its decisions of retained earnings" so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use. Again, this language did not bind board action. The present Proposal is an advisory Proposal, and also the language does not contain the specificity needed to bind the company to a particular course of action.

An array of actions by the Board could be taken consistent with the Proposal, but none are dictated.

An array of actions by the Board could be taken consistent with the Proposal, but none are dictated. For instance, management could raise total capital distributions, but decide to decrease or eliminate the dividend completely in 2017, and instead increase share buy backs, or vice versa to satisfy the Proposal. The Company argues "the fact that the Proposal could be implemented without using dividends, i.e., solely through the use of share buybacks does not alter the excludability under rule 14a-8(i)(13). That is false, as share buybacks do not fall under the auspice of rule 14a-8(i)(13), which addresses cash and stock dividends, not share buybacks. In fact, it is instances where dividends have been benchmarked to specific amounts of share buybacks where proposals have been found to be excludable, because they involve a dividend formula.

In the Company's attempt to argue that capital distributions are indistinguishable from dividends "as a practical matter," they state a number of instances where again a dividend specific formula is employed. In *International Business Machines Corp* (January 4, 2011) the Staff found the proposal excludable that sought equal amounts of dividends and share buybacks, thus employing a mandatory **formula** to determine dividends. In *International Business Machines Corp.* (January 2, 2001) the Staff found the proposal excludable that sought an equal or greater amount of dividends per share each year, employing a formula that would make dividends in the very least, equal to past **specific amounts**. In *DPL Inc.* (January 11, 2002) the proposal was also found excludable as it specifically matched the five most highly compensated executive officers' bonus and long-term compensation above a stated threshold with increased dividends, thus employing a mandatory **formula**.

The Proposal is Not Excludable Under Rule 14a-8(i)(7).

4. **Rule 14a-8(i)(7). The Subject Matter of the Proposal Does Not Infringe on the Company's Ability to Run the Company on a Day-to-Day Basis and Does Not Seek to Micro-Manage the Company.**

In 1998, the Commission explained:

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day to-day basis that they could *not,* as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.
Exchange Act Release No. 34-40018 (May 21, 1998) (the"1998 Release").

Consequently, a key issue for consideration in determining the permissibility of a proposal is its subject matter.

The Proposal's Concern with the Climate Change Related Risk of Unburnable Stranded Carbon Assets Addresses a Significant Social Policy Issue

The Proposal concerns a capital distribution policy and points to risks associated with a significant policy issue that transcends ordinary business. Counter to the Company's assertion, the Proposal does not merely reference climate change, and more specifically stranded carbon assets; **the climate change related risk of unburnable carbon is directly tied to the rationale of the Proposal.** The Company attempts to argue that "the thrust and focus of the Proposal and its Supporting Statement is on the financial condition of the Company" alone and lists 3 bullet points referencing "unburnable fossil fuels," "a downturn in demand" and "lower-than-expected demand." The Proponents note that all of these issues are **directly related** to "the climate change related risks of stranded carbon assets." As noted in the first sentence of the Whereas Clause:

> In the face of global climate change, we believe investor capital is at risk from investments in projects that may prove economically stranded and unburnable if fossil fuel demand is reduced through public policy carbon restrictions or pricing and competition from renewables.

Climate change is not an after thought or "merely" mentioned, but central to the Proposal. The climate change related risk of unburnable stranded carbon assets is the rationale for the request to increase capital distributions.

To say, as the Company argues, "the thrust of the Proposal is the Company's use of capital in light of economic challenges associate with changes in commodity prices" is an intentional misinterpretation of the thrust of the Proposal, and not consistent with a plain reading. To further assert, "each risk identified in the Supporting Statement focuses on 'economic challenges' facing the Company rather than any environmental or social concerns" is in direct conflict with a plain reading of the Proposal that addresses unburnable carbon in the context of the global agreement to keep global temperatures from rising more than 2 degrees Celsius in the face of global climate change. As the Proponents have asserted above, the Proposal relates to the specific climate change related risk of unburnable stranded carbon assets. The Proponent would not have presented the Proposal in the absence of the risk of unburnable stranded carbon assets, as that climate change related risk is the rationale for the request.

The Company cites three Staff decisions on proposals that were found excludable as not relating to significant policy issues. These decisions are not relevant to the Proposal at hand. *Exxon Mobil Corp.* (March 6, 2012), cited by the Company as similar to the current Proposal, and found excludable, is in fact distinct from the Proposal at hand. Specifically, there is no mention of climate change related risks in the proposal and the Resolved clause specified the requested report should "address risks other than those associated with or attributable to climate change," going so far as to request information on "**non-carbon** air emissions." [Proponents' Emphasis] The proponent in *Exxon* 2012 was explicit that the proposal did not deal with the well-established social policy issue of climate change. The risk of unburnable stranded carbon assets referenced in the current Proposal is directly attributable to climate change.

The Company upholds two more Staff decisions to argue that even though the proposals touched on significant policy issues in the whereas clauses, they were found excludable. These decisions are again not relevant, as upon a closer reading of the Staff's decisions, it is apparent both were found excludable because they were overly specific, which is akin to micro-managing, and the Staff decision did not rely upon whether they addressed significant policy issues. In *Johnson & Johnson* (February 10, 2014) the proposal was found excludable under ordinary business because, as noted by the Staff, it focused on "specific political contributions." Again, with *Pepsi-Co, Inc.* (March 3, 2011) the Proposal was considered to focus primarily on "specific lobbying activities," which is akin to micro-managing. This is distinct from the current Proposal, which does not seek to micro-manage the Company (discussed in greater detail below).

The Topic of Dividends and Share Repurchases is a Significant Social Policy Issue.

According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The 1998 Release. There are numerous precedents that indicate that the topic of dividends and payout policy are not matters relating to ordinary business, but instead an issue considered extremely important to shareholders.

In *Sonoma West Holdings, Inc.* (July 20, 2000), the Staff found the proposal asking for dividends not to be excludable, stating:

> "We note that the proposal relates to the payments of dividends generally. **The Division has found that the issue of whether to pay dividends does not involve "ordinary" business matters because this issue is extremely important to most security holders, and involves significant economic and policy considerations."** [Proponents' Emphasis]

A reasonable person could consider a payout policy a significant social policy issue in addition to being a significant issue for shareholders.

In recent rulings regarding *ITT Corporation* (January 12, 2016), *Reynolds American, Inc.* (January 12, 2016), *PPG Industries, Inc.* (January 12, 2016), *Minerals Technologies Inc.* (January 12, 2016), the SEC denied no-action relief asking the board of these companies to issue a policy that "gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders," on several basis, including Rule 14a-8(i)(7), as not relating to ordinary business. The proponent successfully argued in all of these cases that "the topic of share repurchases, and by virtue general payout policy, is a significant social issue that has garnered substantial attention through national media outlets (The New York Times, The Wall Street Journal, Reuters, Forbes, The Harvard Business Review to name few) and is a topic of great importance to the general public as evidenced by prominent political figures urging the Commission to investigate the practice, and leading presidential candidates making the issue part of their campaigns."

We do not seek to Micro-Manage how the Company would Implement the Proposal

The Proposal does not seek to micro-manage the implementation of the Proposal and is not prescribing formulas. The "flexibility in directing certain core matters involving the company's business and operations" remains intact. 1998 Release. Moreover, since the Proposal requests an increase in distributions to shareholders without prescribing the method for such increase, the "resolution of ordinary business problems" is left to management and not shareholders.

The Company notes that the Staff "has found proposals relating to the mechanics or implementation of a share repurchase program to be excludable." Further arguing "this has been the case both with proposals, such as the Proposal, that restrict a company's ability to repurchase its shares, as well as with proposals that direct a company to repurchase its shares." **None of these criteria apply to the current Proposal.** The Proposal does not relate to mechanics or implementation, nor does it restrict the Company's ability to repurchase its shares, or direct the Company to repurchase its shares. The Proposal simply requests that

Company, on an advisory basis, increase the amount authorized for capital distributions, in the way it sees fit, whether that is through dividends, share repurchases, or some combination.

There is no specific formula prescribed for increasing the amount authorized for capital distributions. That decision is left to the Company, distinguishing the Proposal from *Pfizer Inc.* (avail. Feb. 4, 2005) (concurring with the exclusion under Rule14a-8(i)(7) that the Company use funds for $5 billion in dividends instead of for share repurchases). The other proposals cited by the Company similarly sought to micro-manage, further distinguishing the current Proposal. In *Vishay Intertechnology, Inc.* (March 23, 2009) the proponent sought an "*irrevocable* offer to repurchase and *cancel* the company's class B shares in exchange for the company's publically traded shares." [Proponents' Emphasis] This is distinct from the current Proposal as it sought an irrevocable (binding), not advisory, share repurchase program and the cancelling of class B shares. The current proposal does not dictate whether the Company should repurchase shares, as the Company can implement the capital distribution proposal in the way it sees fit. Similarly, in *Medstone International, Inc.* (May 1, 2003) the proposal was found excludable that dictated a specific amount of $1 million in share repurchases. In *Ford Motor Co.* (March 28, 2000), a specific number of $10 billion in share repurchases was requested.

As in *Sonoma West* 2000, *ITT Corporation* 2016, *Reynolds American, Inc.* 2016, *PPG Industries, Inc.* 2016, and *Minerals Technologies Inc.* 2016, the current Proposal seeks a payout policy to increase capital distributions, not specific amounts or formulas, and does not seek to micro-manage the inherently complex capital distribution activities of the Company.

The Company incorrectly argues that the "Proposal calls for the Company to establish a program with fixed terms whereby the Company has committed to repurchasing such number of shares as may be necessary to ensure that the sum of the cash expended in the share buyback and the Company's dividends is increased from the sum of its present expenditure on share buybacks and dividends." In fact, **no fixed terms are dictated and the Company is not required to commit to any share repurchases.** That decision is left to the Board's discretion. Both *Citigroup Inc.* (January 24, 2014) and *Fauquier Bankshares* (February, 21 2012), cited by the Company, are distinct from the current Proposal as they relate to both implementing an equity compensation plan and the implementation of particular terms of a share repurchase plan.

The Company goes on to incorrectly argue that "the Proposal sets forth the terms of the intended buyback program" which is inherently untrue. The Proposal does not ask "that the Company commit to a [share buyback] program with specified terms." In fact, the Board has the discretion to commit to zero share buybacks if it saw fit. The Proposal instead asks the Board to, on an advisory basis, increase capital distributions, in the way it sees fit.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (978) 578-4123 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital

cc: Christopher A. Butner, Securities and Corporate Governance Counsel, ExxonMobil Corporation

Elizabeth A. Ising via email at shareholderproposals@gibsondunn.com. Gibson, Dunn & Crutcher LLP

Appendix A

Capital Distributions

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from investments in projects that may prove economically stranded and unburnable if fossil fuel demand is reduced through public policy carbon restrictions, pricing and competition from renewables.

Global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency states, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

In 2015 Citigroup estimated the value of unburnable fossil fuel reserves could amount to over 100 trillion dollars out to 2050:

> "Lessons learned from the stranding of assets via the recent fall in the oil price gives food for thought about what the impact of the introduction of carbon pricing (or similar measures from Paris COP21) on higher-cost fossil fuel reserves might be."

The industry cancelled approximately 200 billion dollars of capex in 2015 (Wood Mackenzie). The Carbon Tracker Initiative (CTI) estimates 2 trillion dollars of industry capex and 72.9 percent of ExxonMobil's capex is "unneeded" if we are to achieve a 2 degree pathway.

Massive production cost inflation over the past decade has made the industry vulnerable to a downturn in demand and oil prices.

- A decade of cost escalation and the recent decline in oil prices has eroded the sector's returns on equity to a record 29 year low (Citigroup).
- Major new project costs have recently averaged between 70 and 100 dollars per barrel, raising the risk of stranded, unprofitable assets (Goldman Sachs).
- A "capex crisis" has increased upstream oil investment 100 percent (2005 to 2013), while crude oil supply has increased only 3 percent (Kepler Cheuvreux).

Analysts indicate companies may not be adequately accounting for or disclosing downside risks from lower than expected demand and prices.

- The equity valuation of oil producers could drop 40 to 60 percent under a low carbon scenario (HSBC).
- Approximately 40 percent of current oil investments are stranded at prices below 75 dollars per barrel in the current price environment (Citigroup).
- Approximately 44 percent percent of Exxon's potential future product portfolio (2014 to 2050) requires an oil price of 75 dollars per barrel to be economical (CTI).

Investors are concerned ExxonMobil risks eroding shareholder value through investments in what may prove stranded, uneconomical assets in a low carbon demand scenario. Exxon's capital expenditures grew at a compound annual growth rate of 9 percent from 2005 to 2014, coinciding with a 1 percent net income decline. Exxon cut total capital distributions (summing dividends and share buybacks) to shareholders approximately 25 percent over the last twelve months.

RESOLVED: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal that ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change-related risks of stranded carbon assets.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

2100 McKinney Avenue
Dallas, TX 75201-6912
Tel 214.698.3100
www.gibsondunn.com

January 22, 2016

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Arjuna Capital/Baldwin Brothers, Inc. on behalf of Eric McCallum
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Arjuna Capital/Baldwin Brothers, Inc. ("Arjuna") on behalf of Eric McCallum (collectively with Arjuna, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Hong Kong • London • Los Angeles • Munich
New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

THE PROPOSAL

The Proposal states:

> **RESOLVED**: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers'[1] proposal that ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

A copy of the Proposal, the statements in support thereof and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New Jersey law;
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal;
- Rule 14a-8(i)(13) the Proposal relates to specific amounts of dividends; and
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(2) Because

[1] Pursuant to Rule 14a-8(l), the Company is not required to include a shareholder proponent's name in its proxy statement. As stated in Staff Legal Bulletin No. 14C (Jun. 28, 2005), "Rule 14a-8(l) is a self-executing provision of the rule that permits a company to exclude from its proxy statement a shareholder proponent's name, address, and number of voting securities held, as long as the company includes a statement that it will provide this information to shareholders promptly upon receiving an oral or written request." Accordingly, if the Proposal is included in the 2016 Proxy Materials, references to "Arjuna Capital" and "Baldwin Brothers" will be removed.

Implementation Of The Proposal Would Cause The Company To Violate New Jersey Law.

Rule 14a-8(i)(2) allows the exclusion of a proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." *See Kimberly-Clark Corp.* (avail. Dec. 18, 2009); *Bank of America Corp.* (avail. Feb. 11, 2009). The Company is incorporated in New Jersey. For the reasons set forth in the legal opinion provided by Day Pitney LLP regarding New Jersey law (the "New Jersey Law Opinion"), the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New Jersey law. A copy of the New Jersey Law Opinion is attached to this letter as Exhibit B.

As explained in the New Jersey Law Opinion, a New Jersey corporation may not make any distribution, defined to include dividends and repurchases, if, after giving effect to the distribution, either (a) the corporation would be unable to pay its debts as they become due in the usual course of its business or (b) the corporation's total assets would be less than its total liabilities. *See* Section 14A:7-14.1(1) of the New Jersey Business Corporation Act. Accordingly, the Company is unable to commit to any increase in its capital distributions that is uncapped by the foregoing restrictions. Further, each of such restrictions is tested based on the date of distribution (or, if the distribution occurs within 120 days of the date of authorization, the date of authorization). *See* Section 14A:7-14.1(4) of the New Jersey Business Corporation Act. The Company could not limitlessly "commit to increasing" its capital distributions, regardless of the whether the Company presently meets the foregoing restrictions, because such distributions may cause a *per se* violation of New Jersey law depending on the Company's future circumstances.

The Staff has previously concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would require a company to make distributions of its capital in violation of state law. In *Vail Resorts, Inc.* (avail. Sept. 16, 2011), the Staff concurred in the exclusion under Rule 14a-8(i)(2) of a proposal requesting that Vail Resorts amend its bylaws to "make distributions to shareholders a higher priority than debt repayment or asset acquisition . . ." The company, a Delaware corporation, provided an opinion of counsel and argued that the proposal would violate the provisions of the Delaware General Corporation Law governing the priority of distributions to shareholders relative to debt repayment. Similarly, the Proposal's request for a commitment to an unlimited increase in capital distributions would cause the Company to violate the relevant provisions of the New Jersey Business Corporation Act governing the distribution of capital to shareholders. Therefore, the Proposal is excludable under Rule 14a-8(i)(2) because, as explained in the New Jersey Law Opinion, implementation of the Proposal would cause the Company to violate New Jersey law.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented" (the 1983 Release), and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). In this regard, the Staff has indicated that differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff concluded that ExxonMobil, through its existing policies, had substantially implemented a proposal substantially identical to the Proposal in *Exxon Mobil Corp.* (avail. Mar. 17, 2015) (*recon. denied* Mar. 25, 2015) ("*ExxonMobil 2015*"). That proposal (the "2015 Proposal") called for the Company to "commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs," which is effectively identical to the Proposal's request for the Company to commit to "increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders." Despite slight changes in the phrasing, both the Proposal and the 2015 Proposal request a commitment to increased capital distributions to shareholders, regardless of whether such increased distributions take the form of dividends or share buy backs.

In *ExxonMobil 2015*, the Staff concurred that "ExxonMobil's policies, practices and procedures compare favorably with the guidelines of the proposal" and, accordingly, that the Company could exclude the 2015 Proposal under Rule 14a-8(i)(10). The Company's capital allocation policy and procedures have not changed from the policy and procedures described in *ExxonMobil 2015*. To summarize, and as disclosed to shareholders and the public, the Company's capital allocation approach and procedures consist of three elements:

- pay a reliable and growing cash dividend, which the Company has done consecutively for over 33 years;
- at the same time, after rigorous analysis considering a wide range of potential price and other scenarios, invest capital in support of those projects that the Company believes will be accretive to long-term shareholder value; and
- return remaining available cash resources in excess of business needs to the Company's shareholders through a flexible share repurchase program which serves to allow the Company to preserve its momentum in allocating capital to shareholders despite dramatic changes in its operating environment.

In short, the Company's long-standing capital allocation strategy is to invest only in capital projects that offer attractive returns to shareholders while also maintaining a sustainable and growing cash dividend, and to distribute surplus liquidity to shareholders through share repurchases. The Company's commitment to a stable and growing cash dividend together with share repurchases to return additional cash to shareholders has resulted in total cash distributions to shareholders of almost $360 billion since the Exxon-Mobil merger in 1999—an amount which exceeds the market capitalization of at least 496 of the companies in the S&P 500. ExxonMobil is one of the very few companies in the oil and gas business to increase dividend payments and maintain a share repurchase program during the commodity price decline of 2015. While crude prices dropped by nearly 40% that year, the Company's dividends were increased by 5.8%, capital investments were decreased by over 12%, and share buybacks continued, albeit at a lower rate than in prior years. This increase in dividend and continued buyback program in 2015 was clearly differentiating for the energy sector, and the Company's ability to make such distributions while pursuing attractive capital projects demonstrates the resiliency of the Company's integrated business model, which is underpinned by an attractive investment portfolio. Accordingly, the Company's long-standing capital allocation strategy, as set forth in various documents and public presentations, substantially implements the policy requested by the Proposal.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff previously has concurred with the exclusion of proposals that pertained to the Company's decision to distribute capital to shareholders where the company had already addressed each element requested in the proposal. *See General Electric Co. (Recon.)* (avail. Feb. 29, 2012) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board "reexamine the company's dividend policy and consider special dividends" after the board stated that it had formally reexamined the company's dividend policy and considered special dividends).

Accordingly, based on the actions taken by the Company, the Proposal may be excluded from the Company's 2016 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(13) Because The Proposal Relates To Specific Amounts Of Dividends.

The Company may exclude the Proposal under Rule 14a-8(i)(13), which permits the exclusion of shareholder proposals that concern "specific amounts of cash or stock dividends." The Staff has consistently interpreted this rule to permit the exclusion of shareholder proposals that purport to set or limit amounts or ranges of dividends or that would establish formulas for determining dividends. For example, the proposal in *Duke Energy Corp.* (avail. Jan. 9, 2002) asked the company's board "to distribute earnings more equitably, to include dividend increases for shareholders, by adjusting, e.g., investments for growth, or executive salary increases and awards, so that shareholders may benefit in a more immediate and fungible way (i.e., higher dividends with higher profits and/or higher executive compensation) from the company's success." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(13), noting that "the proposal appears to amount to a formula that would result in a specific dividend amount." *See also Merck & Co., Inc.* (avail. Jan. 30, 2014) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal seeking the establishment of a class of common shares that would not receive any dividends); *General Electric Co.* (Dec. 21, 2010) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal seeking the authorization of a special dividend equal to the amount authorized for share repurchases in lieu of any such share repurchases and further "ask[ing] the [b]oard to continue to increase GE's dividend commensurate with increases in earnings"); *Vail Resorts, Inc.* (avail. Sept. 21, 2010) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal that would require the company to distribute 90% of its annual taxable income to shareholders); *Exxon Mobil Corp. (Campbell)* (avail. Mar. 17, 2009) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal requesting that the company's dividend be increased to a rate equal to 50% of net income).

The Proposal requests that the Company's Board of Directors "commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks)." As in the precedents discussed above, this would have the effect of establishing a *de facto* formula for the Company's dividends. In order to illustrate this formula, set forth below is an example of how the Proposal would apply to the Company's annual capital distributions in 2017 as compared to in 2016.

$$\text{2017 Dividends} + \text{2017 Share Buybacks} > \text{2016 Dividends} + \text{2016 Share Buybacks}$$

To then determine the amount of 2017 Dividends, the amount of 2017 Share Buybacks is deducted from each side of the equation, yielding the following formula:

$$\text{2017 Dividends} > (\text{2016 Dividends} + \text{2016 Share Buybacks}) - \text{2017 Share Buybacks}$$

Accordingly, the Proposal is similar to the proposal at issue in *International Business Machines Corp. (Schaffer)* (avail. Jan. 2, 2001), where the Staff concurred in the exclusion of a shareholder proposal requesting an "equal or greater percentage of the dividend earnings per share each year." Both the Proposal and the *IBM* proposal would require that the relevant corporation establish a policy of increased dividends, even though the amount of the increase was left to the corporation's discretion. While the Proposal addresses both dividends and share buybacks, and the *IBM* proposal addressed dividends alone, this is not a material difference, as dividends and share buybacks each are mechanisms serving the primary purpose of returning capital directly to shareholders.[2] Accordingly, as a practical matter, a request to establish a formula concerning the amount of the Company's "capital distributions (summing dividends and share buybacks)" is indistinguishable from a proposal establishing a formula only concerning dividends.

Moreover, the fact that the Proposal could be implemented without paying dividends, *i.e.*, solely through the use of share buybacks, does not alter its excludability under Rule 14a-8(i)(13). For example, in *International Business Machines Corp.* (avail. Jan. 4, 2011), the Staff concurred with the exclusion of a proposal seeking a quarterly special dividend equal in total value to the expenditure for share buybacks, even though under that proposal the Company could have avoided paying the special dividend requested merely by avoiding share buybacks. *See also DPL Inc.* (avail. Jan 11, 2002) (concurring in exclusion under Rule 14a-8(i)(13) of proposal requesting that DPL match the five most highly compensated executive officers' bonus and long-term compensation awards above a stated threshold with increased dividends, which could have been implemented by not setting the relevant compensation above the threshold). Accordingly, we believe that the Proposal may be excluded under Rule 14a-8(i)(13) even if the Company could satisfy it solely through the use of share buybacks.

Moreover, allowing a proposal to circumvent the prohibition in Rule 14a-8(i)(13) on proposals concerning "specific amounts of cash or stock dividends" would open the doors to a flood of shareholder proposals seeking to demand that public companies alter their capital distribution policies. *See* Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (Nov. 22, 1976) ("The purpose of [Rule 14a-8(c)(13), the predecessor to Rule 14a-8(i)(13),] was to prevent security holders from being burdened with a multitude of conflicting proposals on such matters. Specifically, the Commission was concerned over the possibility that several proponents might independently submit to an issuer proposals asking that differing amounts of dividends be paid.").

Finally, the Proposal is distinguishable from proposals requesting only a general policy governing the payment of dividends. For example, the Staff was unable to concur in the exclusion of the proposals at issue in *Exxon Mobil Corp.* (avail. Mar. 19, 2007) ("*ExxonMobil 2007*") and *Exxon Mobil Corp. (Mergens)* (avail. Mar. 14, 2008) ("*ExxonMobil 2008*"). However, both of these proposals addressed general policy concerns as to the preferred form of returning capital to shareholders (dividends or stock repurchases), rather than establishing a formula to determine the payment of dividends. Specifically, *ExxonMobil 2007* involved a proposal requesting that ExxonMobil "consider, in times of above average free cash flow, providing a more equal ratio of

[2] *See* Investopedia.com, "Complete Guide to Corporate Finance," chr 5.4.5, *available at:* http://www.investopedia.com/walkthrough/corporate-finance/5/dividends/stock-repurchase.aspx ("[A] [s]tock repurchase may be viewed as an alternative to paying dividends in that it is another method of returning cash to investors.").

the dollars paid to repurchase stock relative to the dollars paid in dividends." Similarly, *ExxonMobil 2008* involved a proposal that the board "give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use." In other words, in both *ExxonMobil 2007* and *ExxonMobil 2008*, the board retained ultimate discretion on how to implement dividend policy. For example, after consideration, the board could continue with its past practices with respect to capital allocation. The Proposal, in contrast, requires that the Company establish a formula to determine the amount of dividends it must pay.

Therefore, in accordance with the Staff precedents discussed above, we believe the Proposal is excludable under Rule 14a-8(i)(13).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Relates To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff consistently has found proposals relating to the mechanics or implementation of a share repurchase program to be excludable under Rule 14a-8(i)(7) as relating to the ordinary business operations of a company. This has been the case both with proposals, such as the Proposal, that restrict a company's ability to repurchase its shares, as well as with proposals that direct a company to repurchase its shares.

In *Pfizer Inc.* (avail. Feb. 4, 2005), a shareholder submitted a proposal asking Pfizer to, as the Staff described it, "increase its dividend rather than repurchase $5 billion of Pfizer's shares in 2005." The Staff concurred with exclusion of the proposal under Rule 14a-8(i)(7) "as relating to Pfizer's ordinary business operations (i.e., implementation of a share repurchase program)." *See also*

Vishay Intertechnology, Inc. (avail. Mar. 23, 2009) (permitting the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requiring the board of directors to make an irrevocable offer to repurchase and cancel the company's class B shares in exchange for the company's publicly traded shares because "the repurchase of Vishay securities" relates to its ordinary business operations); *Medstone International, Inc.* (avail. May 1, 2003) (permitting exclusion under Rule 14a-8(i)(7) of a shareholder proposal requiring the repurchase of one million shares, subject to certain conditions, because "implementing a share repurchase program" relates to the conduct of ordinary business operations); *Ford Motor Co. (Adamian)* (avail. Mar. 28, 2000) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board institute a program to repurchase $10 billion of Ford's shares because it relates to the company's ordinary business operations).

The Proposal, like the proposals submitted in *Pfizer* and the other precedent cited above, relates to the mechanics or implementation of a share buyback program because it seeks to require the Company to commit to "increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders." The Proposal calls for the Company to establish a program with fixed terms whereby the Company has committed to repurchasing such number of shares as may be necessary to ensure that the sum of the cash expended in the share buyback and the Company's dividends is increased from the sum of its present expenditures on share buybacks and dividends. Thus, the Proposal relates to the particular terms of a share buyback program and may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters. *See Citigroup Inc.* (avail. Jan. 24, 2014) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal to modify company's equity compensation plan so that Medicare eligible employees could request that the company repurchase their shares and noting that such proposal "relates to the implementation and particular terms of a share repurchase program"); *Fauquier Bankshares, Inc.* (avail. Feb. 21, 2012) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal to "annually buy back shares commensurate to any shares granted" as equity compensation and noting that such proposal "relates to the implementation and particular terms of a share repurchase program").

Because the Proposal sets forth the terms of the intended buyback program, it is distinguishable from the proposal at issue in *General Electric Co. (Towns)* (avail. Jan. 10, 2012) (*recon. on different grounds* Feb. 29, 2012), where the Staff was unable to concur in the request to exclude under Rule 14a-8(i)(7) a proposal expressing disapproval of the company's "record of value-destroying share buybacks" and asking the company's board of directors to "re-examine the company's dividend policy." Unlike the proposal in *General Electric*, the Proposal does not limit itself to requesting an examination of the Company's share buyback policy; rather, it asks that the

Company commit to a program with specified terms: the Company would buyback a sufficient number of shares so that its total capital distributions to shareholders are "increased."[3]

The Commission has recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable." 1998 Release. The Proponent includes in its supporting statement (the "Supporting Statement") language indicating that "[i]n the face of global climate change, we believe investor capital is at risk from investments in projects that may prove economically stranded . . . ." Although the global climate change is recognized as a significant policy issue, a proposal is not excludable merely because it references such issue; rather the test is whether the proposal's overall focus is on such issue. *See The Walt Disney Co.* (avail. Dec. 15, 2004) (concurring in the exclusion of a proposal because "although the proposal mentions executive compensation [a significant policy issue], the thrust and focus of the proposal is on [an] ordinary business matter").

Here, the thrust and focus of the Proposal and its Supporting Statement is on the financial condition of the Company. For example, the Supporting Statement contains numerous references to the effect of changing commodity prices on the Company's financial health, such as:

- "In 2015 Citigroup estimated the value of unburnable fossil fuel reserves could amount to over 100 trillion dollars out to 2050 . . .";
- "Massive production cost inflation over the past decade has made the industry vulnerable to a downturn in demand and oil prices"; and
- "Analysts indicate companies may not be adequately accounting for or disclosing downside risks from lower than expected demand and prices."

In this respect, the Supporting Statement is similar to the proposal considered in *Exxon Mobil Corp.* (avail. Mar. 6, 2012) ("*ExxonMobil 2012*"), where the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal that requested that the board of directors prepare a report on risks to the company's finances and operations posed by "environmental, social and economic challenges associated with . . . oil sands." In concurring with exclusion of the proposal, the Staff noted "that the proposal addresses the 'economic challenges' associated with the oil sands and

[3] We note that the Company could not implement the Proposal without either committing to increasing its dividend or establishing a share buyback program, and accordingly we believe that the Proposal should be excludable under either or both Rule 14a-8(i)(13) and Rule 14a-8(i)(7). *See Exxon Corp.* (avail. Feb. 28, 1992) (Staff concurring in exclusion of a proposal in light of both the predecessor to Rule 14a-8(i)(10) and the predecessor to Rule 14a-8(i)(7)).

does not, in our view, focus on a significant policy issue." As indicated above, the thrust of the Proposal is the Company's use of capital in light of economic challenges associated with changes in commodity prices. Further, the Staff has permitted the exclusion of stockholder proposals under Rule 14a-8(i)(7) where facially neutral proposed resolutions indicate that the proposal, in fact, would serve as a stockholder referendum on ordinary business matters even though the supporting statements touch on significant policy issues. *See, e.g., Johnson & Johnson (NorthStar Asset Management, Inc. Funded Pension Plan)* (avail. Feb. 10, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal with a facially neutral resolution concerning the general political activities of the company where the preamble paragraphs to the proposal indicated that the thrust and focus of the proposal was on the company's political expenditures related to the Patient Protection and Affordable Care Act); *PepsiCo, Inc.* (avail. Mar. 3, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal that requested a report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities but the supporting statement focused extensively on the company's support of cap and trade climate change legislation). Even though the Supporting Statement touches on the issue of climate change, this does not alter the Proposal's focus; rather, the Proposal is presented as a "prudent use of investor capital." Although it claims that this is in light of certain "climate change related risks," each risk identified in the Supporting Statement focuses on "economic challenges" facing the Company rather than any environmental or social concerns. As in *ExxonMobil 2012,* these matters relate to the Company's ordinary business operations, not to the issue of climate change or any other significant policy issue. Thus, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Coordinator—Corporate, Finance and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth A. Ising / cjb

Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Natasha Lamb, Arjuna Capital/Baldwin Brothers, Inc.
Eric McCallum

Exhibit A

RECEIVED
DEC 14 2015
B. D. TINSLEY

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

December 14th, 2015

Mr. Jeffrey J. Woodbury, Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

Arjuna Capital is the sustainable wealth management platform of Baldwin Brothers, Inc., an investment firm based in Marion, MA.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with ExxonMobil Corporation on behalf of our client Eric McCallum. Arjuna Capital/Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Eric McCallum holds more than $2,000 of XOM common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2016 annual meeting. Enclosed please find verification of the position and a letter from Eric McCallum authorizing Arjuna Capital/Baldwin Brothers Inc. to undertake this filing on his behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Exxon about the contents of our proposal.

Please direct any written communications to me at the address below or to *natasha@arjuna-capital.com*. Please also confirm receipt of this letter via email.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street Marion, MA 02738

Cc: Rex W. Tillerson, Chief Executive Officer

Enclosures

Capital Distributions

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from investments in projects that may prove economically stranded and unburnable if fossil fuel demand is reduced through public policy carbon restrictions, pricing and competition from renewables.

Global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency states, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

In 2015 Citigroup estimated the value of unburnable fossil fuel reserves could amount to over 100 trillion dollars out to 2050:

> "Lessons learned from the stranding of assets via the recent fall in the oil price gives food for thought about what the impact of the introduction of carbon pricing (or similar measures from Paris COP21) on higher-cost fossil fuel reserves might be."

The industry cancelled approximately 200 billion dollars of capex in 2015 (Wood Mackenzie). The Carbon Tracker Initiative (CTI) estimates 2 trillion dollars of industry capex aud 72.9 percent of ExxonMobil's capex is "unneeded" if we are to achieve a 2 degree pathway.

Massive production cost inflation over the past decade has made the industry vulnerable to a downturn in demand and oil prices.

- A decade of cost escalation and the recent decline in oil prices has eroded the sector's returns on equity to a record 29 year low (Citigroup).
- Major new project costs have recently averaged between 70 and 100 dollars per barrel, raising the risk of stranded, unprofitable assets (Goldman Sachs).
- A "capex crisis" has increased upstream oil investment 100 percent (2005 to 2013), while crude oil supply has increased only 3 percent (Kepler Cheuvreux).

Analysts indicate companies may not be adequately accounting for or disclosing downside risks from lower than expected demand and prices.

- The equity valuation of oil producers could drop 40 to 60 percent under a low carbon scenario (HSBC).
- Approximately 40 percent of current oil investments are stranded at prices below 75 dollars per barrel in the current price environment (Citigroup).
- Approximately 44 percent percent of Exxon's potential future product portfolio (2014 to 2050) requires an oil price of 75 dollars per barrel to be economical (CTI).

Investors are concerned ExxonMobil risks eroding shareholder value through investments in what may prove stranded, uneconomical assets in a low carbon demand scenario. Exxon's capital expenditures grew at a compound annual growth rate of 9 percent from 2005 to 2014, coinciding with a 1 percent net income decline. Exxon cut total capital distributions (summing dividends and share buybacks) to shareholders approximately 25 percent over the last twelve months.

RESOLVED: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal that ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

BALDWIN BROTHERS

November 6, 2015

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Exxon Mobil Corporation (XOM) regarding Capital Distributions/Carbon Asset Risk.

I am the beneficial owner of more than $2,000 worth of common stock in XOM that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2016.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Eric McCallum

c/o Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

012704

Pershing
Advisor Solutions

December 14th, 2015

Mr. Jeffrey J. Woodbury, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

Re: Eric McCallum / Account # OMB Memorandum M-07-16 ***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the account of above, which Arjuna Capital, the sustainable wealth management platform of Baldwin Brothers Inc. manages and which holds in the account # OMB Memorandum 200 shares of common stock in Exxon Mobil Corporation (XOM).*

As of December 14th, Eric McCallum held, and has held continuously for at least one year, 200 shares of XOM stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Kaylyn Norvell
Vice President
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company
www.pershingadvisorsolutions.com
Office: 321-249-4965
Fax: 866-355-5571
Email: knorvell@pershing.com

*DATE: Owned since 01/18/2011. This position has been at Pershing LLC since 08/10/2012.

Pershing
Advisor Solutions®

December 14th, 2015

Mr. Jeffrey J. Woodbury, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

Re: Eric McCallum / Account # ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the account of above, which Arjuna Capital, the sustainable wealth management platform of Baldwin Brothers Inc. manages and which holds in the account # ***FISMA & OMB Memorandum M-07-16*** 200 shares of common stock in Exxon Mobil Corporation (XOM).*

As of December 14th, Eric McCallum held, and has held continuously for at least one year, 200 shares of XOM stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Kaylyn Norvell
Vice President
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company
www.pershingadvisorsolutions.com
Office: 321-249-4965
Fax: 866-355-5571
Email: knorvell@pershing.com

*DATE: Owned since 01/18/2011. This position has been at Pershing LLC since 08/10/2012.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 22, 2015

VIA UPS – OVERNIGHT DELIVERY

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Ms. Lamb:

This will acknowledge receipt of the proposal to Increase Capital Distributions (the "Proposal"), which you have submitted on behalf of your client, Eric McCallum (the "Proponent") in connection with ExxonMobil's 2016 annual meeting of shareholders. By copy of a letter from Pershing Advisor Solutions, share ownership has been verified.

You should note that, if the Proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the Proposal on the Proponent's behalf, must attend the annual meeting in person to present the Proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your Proposal, you must provide documentation that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this Proposal and in light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

We are interested in discussing this Proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Exhibit B

DAY PITNEY LLP

BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, D.C.

One Jefferson Road
Parsippany, NJ 07054-2891
T: 973-966-6300 F: (973) 966 1015

January 22, 2016

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: ***Shareholder Proposal – Arjuna Capital/Baldwin Brothers***

Exxon Mobil Corporation (the "*Corporation*"), a corporation organized under the New Jersey Business Corporation Act (the "*Act*"), has received a request pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to include in its proxy materials for its 2016 annual meeting of shareholders a proposal (the "*Proposal*") which requests that shareholders approve the following resolution:

> **RESOLVED**, Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal that ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

You have asked us whether the Proposal is a proper subject for action by shareholders under the law of the State of New Jersey and whether the implementation of the Proposal by the Corporation violates New Jersey law.

We have reviewed the Proposal, which was submitted to the Corporation by Arjuna Capital/Baldwin Brothers (the "*Shareholder*"). We have reviewed the Corporation's Restated Certificate of Incorporation (the "*Certificate of Incorporation*") and the Corporation's By-laws ("*By-laws*").

Conclusion

For the reasons that follow, it is our opinion that the Proposal is not a proper subject for shareholder action under the law of the State of New Jersey and that the implementation of the Proposal by the Corporation would cause the Corporation to violate New Jersey law.

Discussion

Under Section 14A:7-14.1(1) of the Act, a corporation may not make a distribution, defined to include dividends and repurchases, if, after giving effect to the distribution, either (a) the corporation would be unable to pay its debts as they become due in the usual course of its business ("solvency test") or (b) the corporation's total assets would be less than its total liabilities ("net worth test"). If a distribution is made in violation of these limitations, under Section 14A:6-12(1) of the Act, directors who authorize the distribution may be personally liable to shareholders or creditors who are harmed by the violation.

The Proposal requests on an advisory basis that "ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital … ." This request is made without regard to the absolute limitations set forth under Section 14A:7-14.1(1) of the Act. The Board of Directors of the Corporation (the "*Board*") cannot commit to increasing the total amount authorized for capital distributions without considering these absolute limitations, which the Proposal does not acknowledge, nor does the Proposal acknowledge the potential for personal liability of the Board in connection with such action.

This request in the Proposal is also made without any parameters as to when ExxonMobil should make this commitment. The indefinite nature of the request to "commit to increasing" capital distributions is problematic in the context of Section 14A:7-14.1(4) of the Act, which addresses the timing of measurement of the solvency test and the net worth test. In the case of a share repurchase, the effect of a distribution is measured as of the earlier of (i) the date money is transferred or (ii) the date the shareholder ceases to be a shareholder with respect to the acquired shares. In the case of a dividend, the effect of a distribution is measured (i) as of the date of its authorization if payment occurs 120 days or less following the date of authorization or (ii) as of the date of payment if payment occurs more than 120 days following the date of authorization. In each instance, the statute contemplates that a decision to authorize a distribution may presently be permissible under the restrictions of Section 14A:7-14.1(1) but may not be permissible in the future. In this regard, the Board cannot presently acquiesce to a limitless commitment to increase capital distributions, regardless of the Corporation's current state of solvency and net worth, because such distributions may cause a per se violation of New Jersey law depending on the Corporation's future circumstances.

Based on the foregoing, because the Proposal requires the Board to act without regard to the requirements of Section 14A:7-14.1, it is our opinion that the Proposal is not a proper subject for action by shareholders under Exchange Act Rule 14a-8(i)(1) and its implementation would cause the Corporation to violate state law under Exchange Act Rule 14a-8(i)(2).

Further, it is our opinion that the Proposal violates New Jersey law despite the fact that the language of the proposal is couched as an advisory, versus mandatory, request. Even if construed as an advisory proposal, the Board cannot consider implementation of a proposal that, if implemented, would violate New Jersey law.

We are admitted to practice law in the State of New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and the federal law of the United States. Except for submission of a copy of this letter to the SEC in connection with its consideration of inclusion and exclusion of materials in the Corporation's proxy materials for its 2016 annual meeting, this letter is not be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Day Pitney LLP

DAY PITNEY LLP